

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 14, 2016

Angelo Marino
President
Earth Life Sciences Inc.
7000 Chemin Cote de Liesse, Suite 8
Montreal, Quebec Canada H4T IE7

> **Re: Earth Life Sciences Inc.**
> **Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed April 11, 2016**
> **File No. 001-31444**

Dear Mr. Marino:

We have reviewed your filing and have the following comments.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2015 letter.

Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2014

Financial Statements
Independent Registered Public Accounting Firm Report

1.   We note you indicated in the financial statements that "*The Accompanying notes are integral part of these unaudited financial statements*". As previously requested in our comment letter, please provide audited financial statements for fiscal years 2013 and 2014 including an audit report from your independent registered public accounting firm.

Statements of Cash Flow, page F-4

2.   We note that the changes reflected in the accounts receivable and accounts payable and accrued liabilities line items do not reconcile to the changes in such items in the balance sheets on page F-1. Please revise.

3.   Please disclose your noncash financing activities related to the convertible debt in accordance with ASC 230-10.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications